ONESOURCE SERVICES INC.
60 MARKET SQUARE
P.O. BOX 1768
BELIZE CITY
BELIZE
TEL NO: 501 223 4245
FAX NO: 501 227 4443





U.S. Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

October 26, 2007

Dear Sirs,

Re: <u>OneSource Services Inc. (File No. 82-35018)</u>

Pursuant to the filing requirements of Rule 12g3-2(b) of the Securities Exchange Act of 1934 for foreign private issuers that have claimed an exemption, OneSource Services Inc. ("OSI") hereby submits a copy of the press release announcing the proposed dividend of shares in Cockleshell Limited by OSI.

Yours faithfully,

Abner Peralta
Company Secretary's Office

dlw 11/5

October 22, 2007

ONESOURCE ANNOUNCES PROPOSED DIVIDEND

Belize City, Belize, October 22, 2007. OneSource Services Inc. (London: OSS)

Proposed Dividend

On October 8, 2007, OneSource Services Inc. ("**OneSource**") announced the signing of an agreement with ABM Industries Incorporated ("**ABM**") whereby ABM, subject to certain conditions, agreed to acquire the entire issued share capital of OneSource for US$365 million payable in cash at closing (the "**Merger**").

The Merger allows OneSource to elect for up to $50 million of the Merger consideration to be paid to a company which, at the point of such election, is OneSource's wholly owned subsidiary, such payment to be made simultaneously with the closing of the Merger (the "**Election Right**"). In the event of such election, the $365 million Merger consideration is reduced by this amount and US$50 million is paid to that company, provided that OneSource's shares in that company have been transferred by way of dividend in specie to holders of shares in the capital of OneSource ("**OneSource Shareholders**") prior to closing of the Merger.

OneSource has now formed Cockleshell Limited ("**Cockleshell**"), a wholly owned subsidiary registered in Belize. In addition, OneSource has exercised the Election Right and accordingly (i) Cockleshell now has the right to receive an amount of US$50 million in cash from ABM at the closing of the Merger; (ii) OneSource is today declaring a dividend of the shares it holds in Cockleshell to be paid on October 25, 2007 giving all OneSource Shareholders shares in Cockleshell on a pro rata basis based on their ownership of shares in OneSource at 4.30p.m. London time on October 24, 2007 (the **"Record Date"**) (save that OneSource Shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States), or who otherwise would have received shares in Cockleshell with a cash equivalent value of less than US$201 (i.e. a holder of 15 shares in OneSource or fewer) will receive an amount in cash equal to the value of the shares in Cockleshell to which they would otherwise have been entitled (together "**Non-Qualifying OneSource Shareholders**")) (the "**Dividend**"); and (iii) OneSource has agreed with Cockleshell that, as soon as practicable after closing of the Merger, Cockleshell will seek admission of its shares to trading on AIM ("**Admission**"). It is currently intended that Cockleshell will be a strategic investment company.

The Dividend will be payable to all OneSource Shareholders who are entitled to receive dividends on the Record Date with an associated ex-dividend date of October 23, 2007. The Dividend will be satisfied, other than in respect of Non-Qualifying OneSource Shareholders, by the transfer of ordinary shares each of no par value in Cockleshell. The Dividend is not conditional on Admission. Accordingly, and except as provided below, a OneSource Shareholder on the Record Date will receive twelve shares in Cockleshell for every share in OneSource held by him.

OneSource Shareholders who are citizens, residents or nationals of the United States (including US based custodians, nominees or trustees for persons who are not, or who are, citizens, residents or nationals of the United States), shall not receive shares in Cockleshell and shall instead receive cash of approximately US$13.38 for every share in OneSource registered in his name. The shares in Cockleshell which such OneSource Shareholders would otherwise have received shall be sold to placees procured by OneSource.

In addition, OneSource Shareholders who, if shares in Cockleshell were to be transferred to such OneSource Shareholders, would be entitled to less than US$201 in value of shares in Cockleshell ("**Small Shareholders**"), shall not receive shares in Cockleshell and shall receive cash of approximately US$13.38 (or, in the case of Small Shareholders who are UK shareholders, the sterling equivalent calculated by reference to the middle market spot rate for sterling to US dollar exchange on the Record Date as published in the Financial Times on the business day following the Record Date) for every share in OneSource registered in their name at 4:30 p.m. London time on the Record Date. This is to ensure that Small Shareholders will not receive shares in Cockleshell with an aggregate value of less than US$201 pursuant to the Dividend as the directors of

OneSource believe that such a shareholding is not viable and that such OneSource Shareholders should instead be provided with a cash equivalent.

OneSource Shareholders who will be receiving shares in Cockleshell under the terms of the Dividend will not immediately receive certificate(s) of title in respect of those shares in Cockleshell. It is intended that prior to Admission, the no par value shares in the capital of Cockleshell will be converted into par value shares of US$0.01 each in Cockleshell and that share certificates in respect of such shares will be dispatched to holders of shares in Cockleshell within ten business days of Admission.

OneSource Shareholders will shortly be sent a letter giving further details in relation to the Dividend. This document will be despatched to OneSource Shareholders on the register of members on the Record Date.

END